WINZEN INTERNATIONAL INC.

INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

(Unaudited)

FINANCIAL HIGHLIGHTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

		2001	2000	1999
Results from operations				
Assets	$	**25,035,621**	$15,497,961	$16,163,890
Total revenues	$	**1,496,076**	$ 7,173,167	$ 1,498,449
Cashflow from operations	$	**769,160**	$ (577,157)	$ 327,140



[IN THOUSANDS]
30000
25000
20000
15000
10000
5000
0
-5000
01
00
99
Assets
Revenue
Cashflow

MANAGEMENT HAS A HIGH LEVEL OF CONFIDENCE OF REPORTING SIGNIFICANTLY INCREASED EARNINGS IN THE THIRD QUARTER.

Q2 ACHIEVEMENTS

- Winzen's operating income decreased to $26,176, compared with $877,782 in the second quarter of 2000, due to the earlier timing of new construction sale closings in 2000.
- Winzen increased rental operations income by $175,334 to $1,281,750 over the second quarter of 2000.
- The Company also increased real estate assets by $860,000 to $22,918,717 from the year end.
- Substantially completed construction of the Silver Creek project by the end of the quarter.

CORPORATE PROFILE

Winzen International Inc. is a diversified real estate company focused on ownership and value enhancement of residential and commercial rental properties, as well as the development and construction of new homes in the Greater Toronto Area. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investment in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the six months ended September 30, 2001, a quarter in which the Company substantially completed the Silver Creek project and moved forward on the adjacent property's planning, design and marketing. These activities provide us with a solid foundation for achieving our targets for the March 31, 2002 year end and subsequent year.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the six months ended September 30, 2001, cashflow from operations increased to $769,160, compared with $(577,157) in 2000. The gain from operations for the six months ended September 30, 2001 was $26,177 compared to $877,782 in the prior year. Last year's gain included the final closings of *The Manors of King's Forest* project.

OPERATIONS

Real Estate Sales

During the quarter the Company had no sale of properties revenue. Due to the nature of the development activities of the Company being mainly condominium development, the sales of projects are recognized only on closing for revenue purposes which are schedule on one or two days typically thirty days after condo registration. With the *Silver Creek* project the 54 sales to date are scheduled to close on December 5, 2001, which will result in the majority of revenue from this project being recognized in the third quarter. It is expected, under current market conditions, that the remaining six units will be sold by the end of the fourth quarter.

There were no sales of condominiums in the *Grande Regency* during the quarter. The Company still expects *Grande Regency* sales to continue on a monthly basis, with a target of one sale a month in the project. Ten homes in *The Manors of Everett* were under construction and no closings occurred in the quarter.

Property Development

The *Silver Creek* townhouse project was 97% complete at the quarter end with costs of $7.6 million in place. Condominium registration of the project occurred on October 30, 2001 to allow sale closings to take place in 30 days. The Company will continue to build homes on a as-sold basis at *The Manors of Everett*. The Company has been selling a higher priced home in Everett that is targeted to a trade-up market to maximize building profit. Due to this repositioning of the product, sales are slower than originally projected.

The Company has worked diligently, together with the City of Burlington, to bring the property adjacent to the *Silver Creek* project through the planing and approval stage. Sub contractors have

already submitted quotes for many of the budgeted hard cost categories. Marketing materials were just completed and the project started to be marketed last week. The Company expects the project to appeal to first time buyers and be well received in the current market with the low interest rates available.

Winzen's residential development business continues to benefit from strong demand driven by lower interest rates which have contributed to an unprecedented level of affordability for consumers.

Rental Properties

At The *Westway* property the company received in the month of September approval for a 7.9% rent increase retroactive to the beginning of 2001 based on capital expenditures, increased operating costs and the annual statuatory increase allowed. The property continues to operate without vacancies and with an outstanding collection record. The Westway property was significantly improved during the quarter with the installation of a new roof at a cost of $100,000.

The *Kennedy Road* gross rental income increased by $12,475 over the same period last year. The property continued to be fully rented during the quarter. At *837 Queenston Road* in Stoney Creek, vacancies were six units, compared to fifteen in the first six months of last year.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cashflow per share.

Thank you for your continued support.

On behalf of management and the board,
November 28, 2001

Victor Zenkovich
Chairman

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		September 30, 2001 [unaudited]		March 31, 2001 [audited]
Assets				
Real estate	$	**22,818,717**	$	17,169,648
Investment in St. Hubert properties		**414,659**		414,659
Marketable securities		**84,103**		109,312
Receivables and other assets		**1,692,509**		1,981,455
Goodwill		**25,633**		52,133
	$	**25,035,621**	$	19,727,207
Liabilities				
Property financing	$	**12,955,573**	$	11,648,043
Construction financing		**6,185,397**		2,425,230
Bank indebtedness		**698,713**		729,591
Accounts payable and accrued liabilities		**1,417,757**		930,952
Loans payable		**823,853**		883,211
Future income taxes		**480,000**		480,000
	$	**22,561,293**	$	17,097,027
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**246,874**		402,726
	$	**2,474,328**	$	2,630,180
	$	**25,035,621**	$	19,727,207

CONSOLIDATD STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED

	6 Months September 2001	6 Months September 2000	3 Months June 2001	3 Months June 2000
Revenue				
Sale of properties	$ 115,250	$ 5,398,709	$ 115,250	$ 5,171,529
Rental operations	1,281,750	1,106,416	631,618	556,177
Commission income	-	20,482	-	7,641
Management fee	60,731	112,891	34,598	54,191
Interest and others	$ 38,345	34,669	21,564	6,103
	$ 1,496,076	$ 7,173,167	$ 803,030	$ 5,795,641
Expenses				
Cost of real estate sales	$ 74,339	$ 4,963,678	$ 76,723	$ 4,313,252
Rental operations	986,868	882,238	506,574	447,368
Selling, general and administrative	377,786	433,569	177,255	181,311
Interest expenses	30,906	15,900	19,695	13,644
	$ 1,469,899	$ 6,295,385	$ 780,247	$ 4,955,575
Gain from operations	$ 26,177	$ 877,782	$ 22,783	$ 840,066
Depreciation	122,761	122,760	121,380	91,380
Amortization of financing fee	32,768	32,268	18,383	14,250
Amortization of goodwill	26,500	26,500	13,250	13,250
Net gain (loss)	$ (155,852)	$ 696,254	$ (130,230)	$ 721,186
Gain per share	$ (0.01)	$ 0.07	$ (0.01)	$ 0.08
Common shares outstanding	9,644,100	9,644,100	9,644,100	8,944,100

CONSOLIDATD STATEMENT OF CASH FLOW

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED

	6 Months September 30, 2001	6 Months September 30, 2000	3 Months June 30, 2001	3 Months June 30, 2000
Cash provided by [used for]:				
Operations and working capital				
Gain (loss) from operations	$ **(155,852)**	$ 696,254	$ **(130,230)**	$ 721,186
Items not affecting cash				
Depreciation and amortization	**182,029**	181,528	**153,013**	118,880
Changes in accounts receivable and mortgage receivable	**256,178**	(998,418)	**265,395**	(878,508)
Changes in accounts payable and accrued liabilities	**486,805**	(456,521)	**372,993**	345,379
Changes in purchasers' receivable		-	**413,760**	(528,173)
	$ **769,160**	$ (577,157)	$ **1,074,931**	$ (221,236)
Cash flow from financing activities				
Mortgage proceeds	$ **1,307,530**	$ 452,543	$ **1,359,894**	$ (175,984)
Bank financing (repayment)	**3,760,167**	(2,866,974)	**2,301,758**	(3,338,971)
Increase (reduction) in loans payable	**(59,358)**	(5,000)	**(19,358)**	-
	$ **5,008,339**	$ (2,419,431)	$ **3,642,294**	$ (3,514,955)
Cash flow from investing activities				
Acquisition (disposition) and investments in real estate properties	$ **(5,771,830)**	$ 2,972,033	$ **(3,942,195)**	$ 3,893,747
Proceeds from sale of shares	**-**	120,000	**-**	-
Change in marketable securities	**25,209**	14,649	**25,209**	(25,351)
	$ **(5,746,621)**	$ 3,106,682	$ **(3,916,986)**	$ 3,868,396
Increase (decrease) in cash during the period	$ **30,878**	$ 110,094	$ **800,239**	$ 132,205
Bank (indebtedness), beginning of period	$ **(729,591)**	$ (471,997)	$ **(729,591)**	$ -
Bank (indebtedness), end of period	$ **(698,713)**	$ (361,903)	$ **70,648**	$ 132,205

NOTES TO THE CONSOLIDATD FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2001

1 **BASIS OF PRESENTATION**

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2001.

2 **SHARE CAPITAL**

	September 30, 2001		March 31, 2001	
Common Shares outstanding	Number	Amount	Number	Amount
	9,644,100	$2,227,454	9,644,100	$2,227,454

3 **PER SHARE CALCULATION**

The following table sets forth the computation of basic and diluted earnings per share with respect to income from continuing operations.

	6 Months September 30, 2001	6 Months September 30, 2000	3 Months June 30, 2001	3 Months June 30, 2000
Net income	$ (155,852)	$ 696,254	$ (130,230)	$ 721,186
Denominator for basic earnings per share -- weighted average shares	9,644,100	8,944,100	9,644,100	8,944,100
Effect of dilutive stock options	100,000	800,000	100,000	800,000
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	9,744,100	9,744,100	9,744,100	9,744,100
Basic earnings per share	$ (0.01)	$ 0.07	$ (0.01)	$ 0.08
Diluted earnings per share	$ (0.02)	$ 0.07	$ (0.01)	$ 0.07

4 **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified to conform with the current year's presentation.

5 **SUBSEQUENT EVENTS**

The Silver Creek project was registered as Halton Condominium Corporation #399 on October 30, 2001, allowing the current sales to be scheduled for final closing on December 5, 2001.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations can be directed to Victor Zenkovich, Chairman and inquiries regarding financial results should be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent.

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The Canadian Venture Exchange (CDNX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen International Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen